Exhibit 14

                         IN THE UNITED STATES DISTRICT COURT
                         FOR THE NORTHERN DISTRICT OF ALABAMA
                                  SOUTHERN DIVISION

          BRICKELL PARTNERS, A Florida      |
          Partnership,                      |
                                            |
                              Plaintiff,    |
                                            |      Case No. CV-96-AR-2594-5
          v.                                |
                                            |
          ANTHONY J. BRUNO, JAMES A BRUNO,  |
          ARTHUR M. JONES, VINCENT J. BRUNO |
          and BIG B, INC.,                  |
                                            |
                              Defendants.   |

                     CLASS ACTION COMPLAINT FOR INJUNCTIVE RELIEF

                    Plaintiff, for its complaint, alleges the following upon information and belief, except for those allegations that pertain to plaintiff, which are alleged upon personal knowledge. Plaintiff's information and belief is based upon, inter alia, the investigation made by and through counsel, including counsel's review of the public filings of Big B, Inc. ("Big B" or the "Company"), articles in the financial news media, and other publicly available information.

                                 NATURE OF THE ACTION

                    1. This is a shareholders' class action lawsuit brought on behalf of the public shareholders of Big B, Inc. ("Big B" or the "Company") who have been, and continue to be, deprived of the opportunity to realize fully the benefits of their invest-ment in the Company. The individual defendants, officers and directors of Big B, have wrongfully refused to properly consider a bona fide offer for the Company from Revco D.S., Inc. ("Revco") worth $330 million, and have taken reactive defensive actions which are wrongfully designed to entrench the individual defen-dants in their lucrative positions of control of Big B, and which are unreasonable in relation to any perceived threat posed by Revco's offer. In response to the Revco offer, the individual defendants adopted and implemented an anti-takeover shareholder-rights plan dated on or about September 23, 1996 (known in the parlance of the financial marketplace as a "Poison Pill"), which is designed to thwart Revco's offer by creating economic penal-ties for anyone attempting to effect a business combination without approval of the individual defendants, thereby making any merger or acquisition not approved of by the individual defen-dants prohibitively expensive. The poison pill implemented by the defendants contains an unusual "dead-hand" provision which is particularly chilling of shareholder rights in that it permits the individual defendants, if ousted from office by a vote of the shareholders, to control when and if the Poison Pill will be removed, thereby permitting the individual defendants to thwart a merger or acquisition proposal from the "grave". The actions of the individual defendants constitute self-dealing, a breach of fiduciary duty to maximize shareholder value, and an impermissi-ble interference with the shareholder franchise. The individual defendants are using their fiduciary positions of control over Big B to thwart Revco in its legitimate attempts to acquire Big B and are trying to entrench themselves in their positions with the Company.

                                JURISDICTION AND VENUE

                    2. This Court has jurisdiction over the subject matter of this complaint pursuant to 28 U.S.C. SECTION SECTION 1332(a). This action is based upon complete diversity between plaintiff and defendants in that plaintiff and defendants are citizens of different states. Although the matter in controversy likely exceeds the sum of $50,000, exclusive of interest and costs, plaintiff seeks only injunctive and declaratory relief.

                    3.   Venue is proper in this district pursuant to 28
          U.S.C. SECTION 1391(a) and (c), because many of the acts, conduct and transactions alleged herein occurred in this District. Big B's principal offices are located in this District and the Company does substantial business in this District. In addition, many of the individual defendants transact business or reside in this District.

                                       PARTIES

                    4. Plaintiff, Brickell Partners ("Brickell") is a Florida limited partnership and, at all relevant times, has been the owner of shares of Big B common stock.

                    5. Defendant Big B is a corporation duly organized and existing under the laws of the State of Alabama. Big B operates a chain of 397 retail drug stores offering a broad range of health and beauty aids, cosmetics, greeting cards, convenience foods, photo finishing services and other general merchandise, as well as nine Home Health Care stores, in Alabama and four other southeastern states. Big B maintains its principal executive offices at 2600 Morgan Road Southeast, Birmingham, Alabama. Big B has approximately 18.8 million shares of common stock outstand-ing.

                    6. Defendant Anthony J. Bruno ("Anthony Bruno") is a citizen of the State of Alabama and is Chairman of the Board of Directors and Chief Executive Officer of Big B. In fiscal year 1996, Anthony Bruno received $789,000 in cash compensation from Big B. As of April 1, 1996, Anthony Bruno owned 816,129 shares of Big B common stock or 4.4% of the Company's outstanding stock.

                    7. Defendant Arthur M. Jones ("Jones") is a citizen of the State of Alabama and is President and Chief Operating Officer of Big B and a member of the Company's board of direc-tors. In fiscal year 1996, Jones received from Big B $317,000 in cash compensation. As of April 1, 1996, Jones owned 85,680 shares of Big B common stock.

                    8. Defendant James A. Bruno ("James Bruno") is a citizen of the State of Alabama and is Executive Vice President and Secretary of Big B and a member of Company's board of direc-tors. In fiscal year 1996, James Bruno received $189,000 in cash compensation from Big B. As of April 1, 1996, James Bruno owned 100,403 shares of Big B common stock.

                    9. Defendant Vincent J. Bruno ("Vincent Bruno") is a citizen of the State of Alabama and is Senior Vice President of Big B and member of the Company's board of directors. In fiscal year 1996, Vicent Bruno received $233,000 in cash compensation from Big B. As of April 1, 1996, Vincent Bruno owned 1,117,530 shares of Big B common stock or 6.0% of the Company's outstanding stock.

                    10. The defendants named in paragraphs 4 through 7 are hereinafter referred to as the "individual defendants."

                    11. Big B is dominated and controlled by the Bruno family or its close affiliates who comprise the Company's Board of Directors and hold virtually every office of significance. Collectively, the Bruno's and certain other friendly insiders own 12.2% of the outstanding common stock of the Company.

                    12. Because of their positions as officers/directors of the Company, the Individual Defendants owe a fiduciary duty of loyalty and due care to plaintiff and the other members of the Class.

                    13. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                               CLASS ACTION ALLEGATIONS

                    14. Plaintiff brings this case in his own behalf and as a Class action, pursuant to Rule 23 of the Federal Rules of Civil Procedure, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corpora-tion, or other entity related to or affiliated with any of the defendants, or any of the Company's principal stockholders, who will be threatened with injury arising from defendants' actions as is described more fully below (the "Class").

                    15. This action is properly maintainable as a Class action.

                    16. The Class is so numerous that joinder of all members is impracticable. The Company has thousands of stock-holders who are scattered throughout the United States.

                    17. There are questions of law and fact common to the Class that predominate over questions affecting any individual Class member. The common questions include, inter alia, whether:

                         a. defendants have breached their fiduciary duties owed by them to plaintiff and other members of the Class by refusing to attempt in good faith to maximize shareholder value in the sale of Big B;

                         b. Big B's Poison Pill, including its "dead hand" restriction, was defensively enacted and implemented to entrench defendants in their office and deprive Big B public shareholders of the maximum value of their holdings;

                         c. defendants have irreparably impaired the shareholder franchise;

                         d. defendants have breached or aided and abetted the breach of the fiduciary duties owed by them to plaintiff and other members of the Class;

                         e. defendants engaged in a plan and scheme to thwart and reject offers and proposals from third parties; including Revco; and

                         f. plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein.

                    18. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Plaintiff does not have inter-ests antagonistic to or in conflict with those who its seeks to represent the interests of the Class. Plaintiff is an adequate representative of the Class.

                    19. The likelihood of individual Class members prose-cuting separate actions is remote due to the relatively small injury suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magni-tude. Absent a class action, defendants are likely to avoid accounting for their wrongdoing, and Class members are unlikely to obtain redress for the wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.

                               SUBSTANTIVE ALLEGATIONS

                    20. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to impair the franchise rights of plaintiff and the Class and deprive them of the opportunity to maximize the value of their investment in Big B.

          The Revco Offer

                    21. On September 9, 1996, Revco, the nation's second largest drugstore chain, announced its intention to commence a tender offer for all the outstanding shares of Big B common stock for $15.00 per share in cash (the "Offer"). Big B has approxi-mately 22 million shares outstanding on a diluted basis, making the Offer worth approximately $330 million. The Offer represents a premium of 53% over the $9.81 per share average closing price of Big B for the 90-day period ending September 6, 1996, the Friday before the Revco offer was announced, and, according to analysts, is nine times Big B's peak cash flow per share of approximately two years preceding the Offer and 17 times Big B's peak earnings per share.

                    22. The announcement of the Offer followed a series of overtures made to the individual defendants by Revco for a friendly merger, all of which were rebuffed by the individual defendants.

                    23. Revco had previously made the necessary filings under the Hart-Scott-Rodino Act and has obtained antitrust clearance such that the Offer may proceed and be consummated without further waiting periods for antitrust approval.

                    24. Revco is a Fortune 500 company and is the second largest drugstore chain in the United States, operating 2,184 stores in 14 contiguous Midwestern, Southeastern and Eastern states. Revco's stores sell prescription and over-the-counter drugs, health and beauty aids and other consumer products. Revco employs more than 32,000 associates in its stores, five distribu-tion centers, regional offices and corporate offices in Twinsburg, Ohio. Revco currently owns approximately 1.2 million shares of Big B common stock, or 5.4 percent of the outstanding shares of Big B.

          The Individual Defendants' Rejection of the Offer

                    25. Despite the significant value to Big B sharehold-ers, defendants have acted without regard to the fiduciary duties they owe Big B's shareholders and have acted solely in their interests by rejecting the Offer without negotiation with Revco. On September 23, 1996, Big B announced that the individual defendants had voted to recommend that Big B shareholders reject the Offer, prompting financial analysts to question whether the individual defendants gave the Offer any serious consideration at all. For example, as reported in the September 24, 1996 edition of The Wall Street Journal, an analyst for J.P. Morgan Securities Inc. noted: "They evaluated this very quickly -- in about 3 1/2 seconds."

          The Poison Pill

                    26. At the same time the individual defendants an-nounced their rejection of the Offer, the individual defendants announced their adoption of a shareholder-rights plan, known as a "Poison Pill", in response to the Offer. The Poison Pill effec-tively prevents consummation of the Offer and proposed merger with Revco without the approval of the individual defendants, regardless of the wishes and interests of the shareholders and prevents the shareholders from deciding the value and merits of Revco's offer for themselves. The adoption of a Poison Pill in direct response to Revco's offer is a blatant attempt by the individual defendants to entrench themselves in office regardless of the interests and wishes of the true owners of the Company -- the shareholders.

                    27. Under the Poison Pill, the shareholders are given a dividend of one share purchase right (a "Right") for each common share outstanding at the close of business October 3, 1996. The Rights expire on June 30, 1997, unless the individual defendants extend the expiration date, and do not become exercis-able until after the "Distribution Date," which is defined as the earlier of (a) the close of business on the tenth day after the first public announcement that a person has acquired 10% or more of the outstanding shares of Big B common stock, or (b) the close of business on such date as determined by the Board during the pendency of a tender or exchange offer the consummation of which would result in the beneficial ownership by a person of 10% or more of the outstanding shares of common stock. Under the Poison Pill's "flip-in" feature, if any person or group beneficially acquires 10% or more of Big B's voting power without board approval (such as Revco), all other stockholders, except that non-approved acquiror (Revco), will be entitled to purchase Big B common shares having a market value equal to two times the purchase price, which the individual defendants set at $40.
          Thus, each holder of a Right, upon the "flip-in" feature being triggered, could purchase Big B common stock having a value of $80 for only $40. Moreover, under the plan's "flip-over" fea-ture, if Big B is acquired pursuant to a merger or other business combination, all shareholders other than the non-approved acquiror (Revco) are entitled to purchase common stock of the acquiring company having a market value equal to two times the Purchase Price.

          The Dead Hand Restriction

                    28. In the Poison Pill, the individual defendants adopted a highly unusual provision known in the parlance of the financial community as a "dead hand" restriction. The Dead Hand restriction gives the individual defendants the right to control whether and when the Poison Pill will be removed (by redeeming the Rights at a price of $0.01 per Right), even if they are ousted from office by a vote of the shareholders. Under the Dead Hand provision, redemption of the Rights is effective only if the Board includes "Continuing Directors" (directors who were members of the Board on September 23, 1996, or their hand-picked succes-
          sors) and a majority of the "Continuing Directors" concurs in the decision to redeem the Rights.

                    29. As reported in the October 1, 1996 edition of The Wall Street Journal, Mr. John Coffee, professor of law at Colum-bia University, stated that the Poison Pill adopted by the defendants "impermissibly chills the shareholders' right to vote
          . . . ."  As explained by Professor Coffee, the type of Pill implemented by defendants "not only sterilizes the newly elected directors, but also annuls the statutory right of any shareholder . . . to call a special shareholder meeting." Professor Coffee describes the Dead Hand Pill adopted by defendants as "a particu-larly noxious variant of that defense tactic."

                    30. The Poison Pill, and in particular the Dead Hand restriction, nullifies the shareholder franchise and serves no other purpose than to entrench the individual defendants in their positions of control. Thus, the individual defendants have taken action which is unreasonable in light of any threat to corporate management and which has elevated their interests over the interests of the Company's shareholders in violation of their fiduciary duties and Alabama law.

                    31. The adoption of the Poison Pill has the force and effect of entrenching the Individual Defendants in their corpo-rate offices against any real or perceived threat to their control, and dramatically impairs the rights of Class members to exercise freedom of choice in a proxy contest or to avail them-selves of a bona fide offer to purchase their shares by an acquiror, such as Revco, unfavored by incumbent management. This fundamental shift of control of the Company's destiny from the hands of its shareholders to the hands of the Individual Defen-dants works an impermissible impediment of the shareholder franchise.

                    32. The purpose, intent and effect of the Poison Pill, in the face of a pending offer for the Company, is to thwart, deter, impede, and delay the acquisition of Big B by Revco.
          Other Defensive Measures Adopted By Defendants

                    33. In addition to the Poison Pill, the individual defendants have in place other defensive measures, including severance agreements (known as "Golden Parachutes"), which would greatly increase the cost of a business combination with Revco by requiring the payment of substantial lump sum payments to each of the individual defendants who are not retained in their positions following the merger or acquisition. Under the Golden Parachutes currently in place, the Company would have to pay an amount equal to three times, for defendants Anthony Bruno, Arthur Jones and James Bruno, and two times for defendant Vincent Bruno, the sum of these defendants' (a) average annual compensation at the time of termination and (b) his average incentive compensation bonus for the three years preceding termination. In addition, defen-dants would receive a continuation of expensive health benefits and other benefits for a period of ten years after their ouster. Thus, the individual defendants have sought to ensure that any attempt to oust them from their positions of control by virtue of a business combination or acquisition would cost the Company many millions of dollars. Defendants have failed to waive the Golden Parachutes or otherwise indicate that they would not enforce the severance agreements if the shareholders desired to accept Revco's offer.

                    34. Big B represents a highly attractive acquisition candidate. Defendants' conduct would deprive Big B's public shareholders of the very substantial control premium that Revco is prepared to pay, or of the enhanced premium that further negotiation or exposure of Big B to the market could provide.

                    35. Though the defendants maintain that shareholders would be better served by Big B maintaining its independence, the Company's recent financial performance suggests otherwise and demonstrates the value of Revco's Offer and control premium. As reported in the September 24, 1996 Dow Jones News Wire:

               Wall Street appeared skeptical that Big B's value can rise much further. The stock already has nearly dou-bled in value since July 26 [1996], driven by specula-tion of a possible takeover attempt and the company's first good earnings report in several quarters. Ana-lysts said it is uncertain whether any bidder would offer more than $15 to $16 a share.

               In its most recent fiscal year, ended Feb. 3, Big B reported net income of $2.6 million, or 15 cents a share, down from $15.1 million, or 97 cents a share, in the previous year.

                    36. Defendants owe fundamental fiduciary obligations to Big B's shareholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independent-ly so that the interests of Big B's public shareholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of Big B must adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company's shareholders.

                    37. Because defendants dominate and control the business and corporate affairs of Big B and because they are in possession of private corporate information concerning Big B's assets, business and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public shareholders of Big B. This discrepancy makes it grossly and inherently unfair for defendants to entrench them-selves at the expense of its public shareholders.

                    38. The individual defendants have breached their fiduciary and other common law duties owed to plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of plaintiff and the Class.

                    39. In connection with the conduct described herein, the individual defendants breached their fiduciary duties by, among other things:

                         a. rejecting the Big B proposal without fully informing themselves about or intentionally ignoring the future prospects of a combined Big B/Revco company, or the intrinsic worth of Revco;

                         b. failing and refusing to meet with representa-tives of Revco; and

                         c. erecting defensive measures such as Big B's Poison Pill, which was designed to make it prohibitively expen-sive for an unapproved third party from acquiring the assets or control of the Company, and to chill shareholder voting rights.

                    40. The individual defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and perquisites, all at the expense and to the detriment of the public shareholders of Big B.

                    41. By the acts, transactions and courses of conduct alleged herein, the individual defendants, individually and as part of a common plan and scheme in breach of their fiduciary duties and obligations, are attempting unfairly to deprive plaintiff and other members of the Class of the premium they could realize in an acquisition transaction and to ensure contin-uance of their positions as directors and officers, all to the detriment of Big B public shareholders. The individual defen-dants have been engaged in a wrongful effort to entrench them-selves in their offices and positions of control and prevent the acquisition of Big B, except on terms which would further their own personal interests.

                    42. As a result of the actions of the individual defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Big B's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Big B's common stock.

                    43. Defendants' defensive and entrenching activities, including its implementation of the Poison Pill with the Dead Hand provision, violate various provisions of Alabama law, including:

                         a. ABCA SECTION 10-2B-6.01(a), which provides that common stock of a single Class, such as Big B's, must have identical preferences, limitations and relative rights. The Poison Pill adopted by the individual defendants has the discrim-inatory effect of diluting the equity and voting rights of potential acquirors, such as Revco (but not the individual defendants, who under the Pill are excluded from the definition of "Acquiring Persons"), and was adopted precisely for this effect.

                         b. Alabama Constitution, Art. XII, Sec. 234, which prohibits fictitious increases in the price of stock. The Flip-in provision of the Poison Pill allows Rights holders to acquire $80 worth of stock for the payment of $40, thereby violating this provision of the Alabama Constitution.

                         c. ABCA SECTION 10-2B-8.32, which prohibits any presi-dent, director or officer from taking any action with the intent to depreciate the market value of the company's stock and with the further intent to permit any such person or any other person to buy the company's stock at less than its real value. The
          Poison Pill violates Alabama law because the effect of the Flip-in provision is to depreciate the market value of each share of Big B common stock and to enable officers, directors and other persons to buy the stock at less than its real value.

                         d. ABCA SECTION 10-2B-7.02(a)(2), which provides that shareholders holding 10% or more of the Company's stock have a right to demand a special shareholders meeting to replace the current Board of Directors or for any other purpose. The Poison Pill's 10% threshold is designed to prevent Revco or any other shareholder other than the individual defendants and certain other insiders from purchasing sufficient shares to enable them to demand a special meeting, since doing so would make them an Acquiring Person and would trigger the Poison Pill. The effect and purpose of the Poison Pill is to deter or prevent Revco or any other shareholder other than the individual defendants and certain other insiders from exercising their right to demand a special meeting of shareholders to, inter alia, oust the individ-ual defendants and/or consummate the merger with Revco.

                         e. ABCA SECTION 10-2A-8.08(a), which provides that shareholders have the right to elect and remove directors and further provides that duly elected directors are empowered to exercise all corporate powers and to direct the management of the business and affairs of the corporation, subject only to the limitations contained in the articles of incorporation or in a shareholder agreement. The Dead Hand provision, which is not contained in Big B's articles of incorporation, directly inter-feres with the right of Big B shareholders to remove the individ-ual defendants and replace them, and further interferes with the right of the newly elected board members to direct the management and business affairs of the Company. This provision is a blatant manipulation of the corporate machinery, an interference with and nullification of the shareholder franchise, and nothing more than an attempt by the individual defendants to entrench themselves in office, in violation of Alabama law.

          Irreparable Injury

                    44. Plaintiff seeks preliminary and permanent injunc-tive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize the full and fair value of their stock at a substantial premium over the market price, by unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

                    45. Only through the exercise of this Court's equita-ble powers can plaintiff be fully protected from the immediate and irreparable injury that defendants' actions threaten to inflict. Defendants are impairing shareholders' voting rights and precluding the shareholders' enjoyment of the full economic value of their investment by, among other things, failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal, which would provide consideration for all shares at a very attractive price.

                    46. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will deprive plaintiff and other Big B shareholders of the fundamental right to (a) decide for them-selves whether to accept the Offer and to sell their shares at a substantial premium, (b) call a special meeting of shareholders,
          (c) and elect officers and directors of their own choosing, all to the irreparable harm of plaintiff and other members of the Class.

                    47. Plaintiff and the Class have no adequate remedy at law.

                    WHEREFORE, plaintiff demands judgment as follows:

                         a. declaring this to be a proper Class action and certifying plaintiff as a Class representative;

                         b. preliminarily and permanently enjoining the implementation of the Poison Pill;

                         c. ordering the Individual Defendants to carry out their fiduciary duties to plaintiff;

                         d. enjoining the individual defendants from taking any steps to impede or frustrate the ability of plaintiff and the Class to (a) make their own determination as to whether to accept the Revco offer, (b) demand a special meeting of shareholders, or (d) fully and effectively exercise their voting rights;

                         e. declaring that the Poison Pill and the Dead Hand Restriction are null and void as being in violation of Alabama law and the fiduciary duties owed to plaintiff and the Class by the individual defendants;

                         f. ordering the defendants to redeem the Rights associated with the Poison Pill or to amend the Pill so as to make them inapplicable to the Revco offer;

                         g. ordering the defendants to renounce their Golden Parachutes or to amend the severance agreements so as to make them inapplicable to the Revco offer;

                         h. ordering the individual defendants to cooper-ate fully with Revco in pursuing any transactions which would maximize shareholder value, including but not limited to, a merger or acquisition of Big B by Revco;

                         i. ordering the individual defendants to take immediate steps to maximize shareholder value for the benefit of plaintiff and the members of the Class;

                         j. ordering the individual defendants to act independently so that the interests of the Company's public shareholders will be protected;

                         k. ordering the individual defendants to act in such a fashion as to eliminate any conflicts of interest between their own interests and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public shareholders of Big B;

                         l. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiffs attorneys' and expert' fees; and

                         m. granting such other and further relief as may be just and proper.

          Dated:  October 3, 1996

                                        By: /s/ BARRY RAGSDALE
                                            Barry Ragsdale
                                            KING, IVEY & JUNKIN
                                            600 North 20th Street
                                            Suite 200
                                            Birmingham, Alabama 35203
                                            (205) 327-5223

                                            Attorneys for Plaintiff

          Of Counsel:

          WECHSLER HARWOOD HALEBIAN
            & FEFFER
          805 Third Avenue
          New York, New York 10022
          (212) 935-7400